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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company

MATERIAL FACT

Embraer S.A. (“Embraer” or “Company”), in accordance with CVM Instruction No. 358, of January 3, 2002, informs its shareholders and the market in general of the update of its projections for the year 2021.

Over the first nine months of 2021, Embraer has registered accumulated free cash flow of US$ (160.1) million, which is better than the Company’s initial expectations for free cash flow performance over this period. Embraer also expects the fourth quarter to show normal seasonal patterns in terms of higher deliveries and revenues, leading to expected positive free cash flow in 4Q21.

As a result, Embraer is updating its 2021 free cash flow guidance to US$ 100 million or better for the year, an improvement from the prior range of free cash flow of US$ (150) million to breakeven. All other aspects of the Company’s deliveries and financial guidance remain unchanged at present.

São José dos Campos, November 5, 2021

Antonio Carlos Garcia

Executive Vice-President, Finance &

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations